Filed by Chemical Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Filer’s SEC File No.: 001-08185 Date: March 19, 2019 This message is for all TCF and Chemical Bank team members. Getting to Work to Create the Premier Midwest Bank Integration Steering Committee and Leadership Team Formed to Combine our Companies The process of combining Chemical Bank and TCF following the completion of our merger formally kicked off with the first meeting of our Integration Steering Committee and Integration Leadership Team. Since announcing the integration structure earlier this month, significant progress has been made toward aligning the teams and work streams that will be required to ensure we are ready to operate as one company the day we legally complete the merger. Throughout this process, we will regularly provide updates on the integration planning and important developments that will shape the new TCF. Two important milestones recently took place. First, the Integration Steering Committee (made up of members of the executive management team of both companies), led by Jim Costa from TCF and Brennan Ryan from Chemical Bank, met to agree on a set of guiding principles that will help us structure integration work. We have attached a copy of these principles with this communication. We encourage all team members of both organizations to review the principles and use them as the primary guide for all of our integration activities. Second, we kicked off phase 1 of our integration journey in Detroit, where we brought together more than 40 leaders from both companies to begin organizing the work ahead.

Integration Phases There are two main phases to the integration: (1) preparing to operate as one company on “Day 1” after the merger is complete, and (2) the complete integration of systems, processes and people to manage the new TCF and achieve our vision of creating the premier Midwest bank focused on best-in-class products and services. The first phase is the near- term priority and will last between now and the day we legally complete the merger, which we expect to occur late in the third quarter or early fourth quarter of this year. The second phase will extend much further beyond Day 1 and will include thoughtful plans to combine customer facing systems, products, conversion of our brand and an end-state organizational structure. We expect the second phase to last into the middle of next year. The Structure and Governance of the Integration Process From a business perspective, the integration is centered around the three main ways we will go to market to serve our customers: Commercial Banking, Retail Banking and National Lending. We call these the “business verticals” and our priority is to make sure we complete the integration without disrupting our ability to serve our customers and clients. Supporting these three business verticals is a set of “shared services work streams,” which manage the systems, processes and teams necessary to enable the businesses to operate. Together, the business and shared services teams will identify and manage the many different decisions and requirements necessary to operate as one company on Day 1. Leaders from both companies were named to lead these various teams and will be accountable for ensuring we meet the deadlines and expectations of the integration process. The following chart summarizes how the integration will be structured:

Integration Management Office

* Indicates primary workstream owner The Integration Management Office (IMO) will oversee the work of the business verticals and shared services team as well as serve as a central decision-making resource to resolve questions and issues related to how the company will be organized and managed following the close. The IMO will be led by James Cummans (TCF Director of BSA, Compliance & Fraud) in the role of Integration Management Officer. Vivek Sabharwal, (Chemical’s Financial Planning & Analysis leader), will serve as Integration Budget Manager and report to James Cummans. Jennifer Hogan (Chemical’s System Operations and Strategic Implementations Officer) will serve as Project Management Officer and lead the day-to-day administration of the IMO. Assisting the IMO with the integration is a team from Accenture, which was selected from a group of consulting firms with deep expertise in leading integrations in the banking industry. The Accenture team brings a process methodology, best practices and a dedicated team to track progress against established milestones.

Integration is a Full Team Effort In the coming weeks, the leaders of various work streams will begin organizing teams to begin full integration planning. This includes finalizing a detailed charter that outlines the critical tasks necessary to be ready for Day 1. These work streams will involve many team members of both companies and you may be asked in the coming days to participate in a specific work stream. We ask for everyone’s full participation and support to help us make the integration successful. Equally important, one of the principles of the integration is to provide frequent and transparent communication about our progress. You can expect to receive regular updates from the Integration team about important decisions that will help shape the new TCF. We will also be establishing an Intranet resource that will serve as the “go to” resource to get information about the integration and ask questions. We appreciate the support and enthusiasm our team members have shown toward the merger. Beginning the integration planning is another important milestone in our journey and we look forward to bringing together the best of both banks to create the premier Midwest bank. We invite you to submit questions regarding the integration to IntegrationQuestions@tcfbank.com. We will also post integration-related news on each company’s Intranet resource sites dedicated to the merger. Jim Costa & Brennan Ryan Co-Chairs Integration Steering Committee __________________________________________

 We will create one organization focused on our customers and employees by: Limiting cumulative unfavorable impact; being customer and employee advocates; retaining team members, taking into account diverse perspectives; and executing a single branding strategy.  We will align our actions throughout the merger to our unified Core Values and empower the teams to implement these values by ‘operating a compliant organization,’ ‘doing the right thing’ and ‘working together’.  We will have individual responsibility and collective accountability to execute against the plan.  We will exceed publicly committed synergy targets of $180 million annualized by the end of 2020  We will prioritize speed of conversion to target state platforms over new enhancements, while taking into account current-state platforms with due consideration given to current functionality.  We will de-risk the critical path for key events like Legal Day 1 and systems conversion by accelerating independent integration activities.  We will ask for and value multiple views, make decisions quickly, and support the decisions of the IMO and work stream leads, as guided by the Steering Committee.  We will communicate timely, clearly and consistently to all stakeholders.  We will create a top-down timeline and validate it with bottom up analysis to address outliers. These Guiding Principles are intended to align expectations, strategic intent and integration values for planning and execution.

Cautionary Note Regarding Forward-Looking Statements Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, including statements about the new leadership team and its ability to execute on the combined company’s long-term strategy and vision, and statements regarding the timing of the closing of the merger. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);  the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;  if the combined company is unable to retain its employees, particularly key management, the combined company could face disruptions with respect to integration, operations and customer retention.  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;  the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events;  the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;  diversion of management’s attention from ongoing business operations and opportunities;  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;  the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;  the outcome of any legal proceedings that may be instituted against Chemical or TCF;  the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;  business disruptions following the merger; and  other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745- 2760 or by sending an e-mail to investor@tcfbank.com. Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.